SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30582; File No. 812-14088]

First Trust Exchange-Traded Fund, <u>et al.</u>; Notice of Application

June 26, 2013

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act

and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from

sections 17(a)(1) and (a)(2) of the Act.

<u>Summary of Application</u>: Applicants request an order that would permit (a) certain open-end

management investment companies or series thereof to issue shares ("Shares") redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur

at negotiated market prices; (c) certain affiliated persons of the series to deposit securities into,

and receive securities from, the series in connection with the purchase and redemption of

Creation Units; and (d) certain series to pay redemption proceeds, under certain circumstances,

more than seven days after the tender of Shares for redemption .

<u>Applicants</u>: First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust

Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded

Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First

Trust Exchange-Traded AlphaDEX® Fund, First Trust Exchange-Traded AlphaDEX® Fund II

(the "Existing Trusts"), First Trust Advisors L.P. ("First Trust Advisors"), and First Trust

Portfolios, L.P. (the "Distributor").

Filing Dates: The application was filed on October 25, 2012, and amended on April 23, 2013. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 22, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 120 East Liberty Drive, Suite 400, Wheaton, IL 60187.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel at (202) 551-6817, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	Each Existing Trust is registered under the Act as an open-end management investment company. An Existing Trust initially will offer one Fund (defined below) identified in the application ("Initial Fund"), whose performance will correspond to the price and yield performance, before fees and expenses, of a specified securities index ("Underlying Index").

2.	Applicants request that the order apply to the Existing Trusts and the Initial Fund and any other open-end management investment company existing or created in the future (together with the Existing Trusts, the "Trusts" and each, a "Trust") and any existing or future series of the Trusts, advised by First Trust Advisors or an entity controlling, controlled by or under common control with First Trust Advisors (each, an "Adviser") that tracks an Underlying Index ("Future Funds").[1] Any Future Fund will be (a) advised by an Adviser and (b) comply with the terms and conditions of the application. The Initial Fund and any Future Funds together are the "Funds."

3.	Certain of the Funds will be based on Underlying Indexes which will be comprised of securities traded in the U.S. markets ("Domestic Indexes"). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic securities or solely of securities not traded in the U.S. markets ("Foreign Indexes"). Funds which track Domestic Indexes are referred to as "Domestic Funds" and Funds which track Foreign Indexes are referred to as "Foreign Funds." Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes." Funds based on Long/Short Indexes are

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[1]	All entities that currently intend to rely on the order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. Any existing series of a Trust or any other registered open-end management investment company that seeks to rely on the requested relief in the future will be an exchange-traded fund, not a mutual fund.

"Long/Short Funds." Underlying Indexes that use a 130/30 investment strategy are referred to as

"130/30 Indexes." Funds based on 130/30 Indexes are "130/30 Funds."

4. An Adviser registered as an investment adviser under the Investment Advisers Act

of 1940 (the "Advisers Act") will serve as investment adviser to the Funds. The Adviser may

enter into sub-advisory agreements with one or more investment advisers to act as a sub-adviser

to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered or not subject to

registration under the Advisers Act. The Distributor is a broker-dealer registered under the

Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter

and distributor for the Funds.[2]

5. Each Fund will hold certain securities and other assets and positions ("Portfolio

Positions") selected to correspond to the performance of its Underlying Index.[3] Except with

respect to Affiliated Index Funds (defined below), no entity that creates, compiles, sponsors or

maintains an Underlying Index ("Index Provider") will be an affiliated person, as defined in

section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the

Adviser, any Sub-adviser, or promoter of a Fund, or of the Distributor.

6. A Fund will utilize either a replication or representative sampling strategy to track

its Underlying Index. A Fund using a replication strategy will invest in substantially all of the

Component Securities in its Underlying Index in the same approximate proportions as in the

Underlying Index. A Fund using a representative sampling strategy will hold some, but may not

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[2]   Applicants request that the order also apply to future distributors that comply with the terms and
conditions of the application.

[3]   Applicants represent that each Fund will invest at least 80% of its total assets in the component
securities that comprise its Underlying Index ("Component Securities") or, as applicable, depositary
receipts or TBA Transactions (as defined below) representing Component Securities. Each Fund also
may invest up to 20% of its total assets (the "20% Asset Basket") in a broad variety of other instruments,
including securities and other instruments not included in its Underlying Index, which the Adviser
believes will help the Fund track its Underlying Index.

hold all, of the Component Securities of its Underlying Index. Applicants state that use of the representative sampling strategy may prevent a Fund from tracking the performance of its Underlying Index with the same degree of accuracy as would a Fund that invests in every Component Security of the Underlying Index. Applicants expect that each Fund will have an annual tracking error relative to the performance of its Underlying Index of less than 5 percent.

7. Each Fund will issue, on a continuous basis, Creation Units, (e.g., at least 25,000 Shares) with an initial price per Share of $25 to $100. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for delivering the Fund's prospectus to those persons acquiring Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares. An Authorized Participant must be either (a) a "Participating Party," (i.e., a broker-dealer or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing house registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC," and such participant, "DTC Participant"), which, in either case, has signed a "Participant Agreement" with the Distributor.

8. The Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption

Instruments").[4] On any given Business Day the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in a Fund's portfolio (including cash positions),[5] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[6] (c) "to be announced" transactions ("TBA Transactions"),[7] short positions, derivatives and other positions that cannot be transferred in kind[8] will be excluded from the Deposit Instruments and the Redemption Instruments;[9] (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;[10] or (e) for temporary periods, to effect changes

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[4]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[5]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[6]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[7]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[8]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[9]   Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount (defined below).

[10]   A Fund may only use sampling for this purpose if the sample: (a) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (b) consists entirely of instruments that are already included in the Fund's portfolio; and (c) is the same for all Authorized Participants on a given Business Day.

in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing"). If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

9.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[11] (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as

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[11]   In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,

respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation

Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an

Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or

(iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment

if the holder receives redemption proceeds in kind.[12]

10. Each Business Day, before the open of trading on a national securities exchange, as

defined in section 2(a)(26) of the Act ("Exchange") on which Shares are listed ("Listing

Exchange"), each Fund will cause to be published through the NSCC the names and quantities of

the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as

the estimated Balancing Amount (if any), for that day. The list of Deposit Instruments and the

list of Redemption Instruments will apply until new lists are announced on the following

Business Day, and there will be no intra-day changes to the lists except to correct errors in the

published lists.

11. For the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio

holdings disclosure on a daily basis on the Funds' publicly available website ("Website") and

will develop an "IIV File," which it will use to disclose the Funds' full portfolio holdings,

including short positions. Before the opening of business on each Business Day, the Trust,

Adviser or other third party, will make the IIV File available by email upon request. Applicants

state that given either the IIV File or the Website disclosure,[13] anyone will be able to know in

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[12]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash
basis in reliance on clause (e)(i) or (e)(ii).

[13]   The information on the Website will be the same as that disclosed to Authorized Participants in
the IIV File, except that (a) the information provided on the Website will be formatted to be reader-
friendly and (b) the portfolio holdings data on the Website will be calculated and displayed on a per Fund
basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis.

real time the intraday value of the Long/Short Funds and 130/30 Funds.[14] With respect to the

Long/Short Funds and 130/30 Funds, the investment characteristics of any financial instruments

and short positions used to achieve short and long exposures will be described in sufficient detail

for market participants to understand the principal investment strategies of the Funds and to

permit informed trading of their Shares.

12.   Shares of each Fund will be listed and traded individually on an Exchange. It is

expected that one or more member firms of an Exchange will be designated to act as a market

maker ("Market Maker") and maintain a market in Shares trading on the Exchange. Prices of

Shares trading on an Exchange will be based on the current bid/offer market. Shares sold in the

secondary market will be subject to customary brokerage commissions and charges.

13.   Applicants expect that purchasers of Creation Units will include institutional

investors and arbitrageurs. Market Makers also may purchase Creation Units for use in market-

making activities. Applicants expect that secondary market purchasers of Shares will include

both institutional investors and retail investors.[15] Applicants expect that the price at which

Shares trade will be disciplined by arbitrage opportunities created by the option to continually

purchase or redeem Creation Units at their NAV, which should ensure that Shares will not trade

at a material discount or premium in relation to their NAV.

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[14]   Each Listing Exchange or other major market data provider will disseminate, every 15 seconds
during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an
amount for each Fund representing the sum of (a) the estimated Balancing Amount and (b) the current
value of the Deposit Instruments and any short positions, on a per individual Share basis.

[15]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered
owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial
owners of Shares.

14.   Shares will not be individually redeemable. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant.

15.   An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[16]

16.   None of the Funds will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "exchange traded fund ("ETF"). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units. The same approach will be followed in the shareholder reports issued or circulated in connection with the Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

17.   Applicants also request that the order allow them to offer Funds for which the Adviser or an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust or a Fund, the Adviser, any Sub-Adviser, the Distributor or a promoter of the Fund (each, other than the Adviser, an "Affiliated Person") will serve as the Index Provider ("Affiliated Index Fund"). The Index Provider to an Affiliated Index Fund (the "Affiliated Index Provider"), will create a proprietary, rules based methodology ("Rules-Based Process") to create Underlying Indexes for use by the Affiliated Index Funds and other investors

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[16]   Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Instruments, the Transaction Fee imposed on a purchaser or redeemer may be higher.

(an "Affiliated Index").[17] The Adviser, if it is the Affiliated Index Provider, will be the owner of

the Affiliated Indexes and all related intellectual property thereto, or the Adviser will enter into a

license agreement with any Affiliated Person that is an Affiliated Index Provider for the use of

the Underlying Indexes and related intellectual property at no cost to a Trust and Affiliated Index

Funds.

18. Applicants contend that the potential conflicts of interest arising from the fact that

the Affiliated Index Provider will be the Adviser or an Affiliated Person are not actual concerns,

and will not have any impact on the operation of the Affiliated Index Funds, because the

Affiliated Indexes will maintain transparency. Applicants further state that the Affiliated Index

Funds' portfolios will be transparent, and the Adviser, any Affiliated Person who is an Affiliated

Index Provider, any Sub-Adviser and the Affiliated Index Funds each will adopt policies and

procedures to address any potential conflicts of interest ("Policies and Procedures"). The

Affiliated Index Provider will publish in the public domain, including on its website and/or the

Affiliated Index Funds' Website, the rules that governing the construction and maintenance of

each of its Affiliated Indexes. Applicants believe that this public disclosure will prevent the

Adviser from possessing any advantage over other market participants by virtue of being the

Affiliated Index Provider or being affiliated with the Affiliated Index Provider. Applicants note

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[17]   The Affiliated Indexes may be made available to registered investment companies, as well as
separately managed accounts of institutional investors and privately offered funds that are not deemed to
be "investment companies" in reliance on section 3(c)(1) or 3(c)(7) of the Act and other pooled
investment vehicles for which the Adviser acts as adviser or sub-adviser ("Affiliated Accounts") as well
as other such registered investment companies, separately managed accounts, privately offered funds and
other pooled investment vehicles for which it does not act either as adviser or sub-adviser ("Unaffiliated
Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively, "Accounts"), like the
Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the
constituents of such Underlying Index(es) or a representative sample of such constituents of the index.
Consistent with the relief requested from section 17(a), the Affiliated Accounts will not engage in
Creation Unit transactions with a Fund.

that the identity and weightings of the securities of any Affiliated Index will be readily

ascertainable by any third party because the Rules-Based Process will be freely available.

19. Like other index providers, the Affiliated Index Provider may modify the Rules-

Based Process in the future. The Rules-Based Process could be modified, for example, to reflect

changes in the underlying market tracked by an Affiliated Index, the way in which the Rules-

Based Process takes into account market events or to change the way a corporate action, such as

a stock split, is handled. Such changes would not take effect until the Affiliated Index Provider

has given (a) the Calculation Agent (defined below) reasonable prior written notice of such rule

changes, and (b) the investing public at least sixty (60) days published notice that such changes

will be implemented. Affiliated Indexes may have reconstitution dates and rebalance dates that

occur on a periodic basis more frequently than once yearly, but no more frequently than monthly.

20. As owner of the Affiliated Indexes, the Affiliated Index Provider will hire a

calculation agent ("Calculation Agent"). The Calculation Agent will not be an affiliated person,

as such term is defined in the Act, or an affiliated person of an affiliated person, of the Affiliated

Index Funds, the Adviser, any Sub-Adviser, any promoter of a Fund or the Distributor. The

Affiliated Index Provider will initially apply the Rules Based Process to the universe of equity

and/or fixed income securities and will determine the number, type, and weight of securities that

will comprise each Affiliated Index, and will perform all calculations necessary to determine the

proper make-up of the Affiliated Index. Thereafter, the Calculation Agent will be solely

responsible for the calculation and maintenance of each Affiliated Index, as well as the

dissemination of the values of each Affiliated Index. The Affiliated Index Provider will be

responsible solely for performing the reconstitution updates and rebalance updates for each

Affiliated Index.

21.   The Adviser, any Affiliated Person who is an Affiliated Index Provider, any Sub-Adviser and the Affiliated Index Funds will adopt and implement Policies and Procedures to address any potential conflicts of interest. Among other things, the Policies and Procedures will be designed to limit or prohibit communication with respect to issues/information related to management, calculation and reconstitution of the Affiliated Indexes between the personnel of the Index Provider who have responsibility for the Affiliated Indexes and the Rules Based Process ("Index Personnel") and the personnel who have responsibility for the maintenance of the Affiliated Index Funds or any Affiliated Accounts. The Index Personnel (a) will not have any responsibility for the management of the Affiliated Index Funds, or the Affiliated Accounts, (b) will be expressly prohibited from sharing this information with those employees of the Adviser or those of any Sub-Adviser, that have responsibility for the management of the Affiliated Index Funds, or any Affiliated Account until such information is publicly announced, and (c) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties. In addition, the Adviser and any Sub-Adviser will adopt and implement, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. Also, the Adviser has adopted a code of ethics pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act ("Code of Ethics"). Any Sub-Adviser will be required to adopt a Code of Ethics and provide the Trust with the certification required by rule 17j-1 under the Act. In conclusion, Applicants submit that the Affiliated Index Funds will operate in a manner very similar to the other index-based ETFs which are currently traded.

<u>Applicants' Legal Analysis:</u>

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only. Applicants state that investors may

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purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to buy and sell Shares in the secondary market at prices that do not vary materially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of investment company shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

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6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary

market trading in Shares does not involve Trust assets and will not result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that

the proposed distribution system will be orderly because competitive forces will ensure that the

difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from

suspending the right of redemption or postponing the date of payment of redemption proceeds

for more than seven days after the tender of a security for redemption. Applicants observe that

the settlement of redemptions for the Foreign Funds will be contingent not only on the settlement

cycle of the U.S. securities markets, but also on the delivery cycles in local markets for the

underlying foreign securities held by the Foreign Funds. Applicants believe that under certain

circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors,

coupled with local market holiday schedules, will require a delivery process of up to 15 calendar

days.[18] Applicants therefore request relief from section 22(e) in order to provide for payment or

satisfaction of redemptions within the maximum number of calendar days required for such

payment or satisfaction in the principal local markets where transactions in the Portfolio

Securities of each Foreign Fund customarily clear and settle, but in all cases no later than 15

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[18]   In the past, settlement in certain countries, including Russia, has extended to 15 calendar days.

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calendar days following the tender of a Creation Unit. [19] With respect to Future Funds that are

Foreign Funds, applicants seek the same relief from section 22(e) only to the extent that

circumstances exist similar to those described in the application.

8.   Applicants submit that section 22(e) was designed to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

state that allowing redemption payments for Creation Units of a Foreign Fund to be made within

a maximum of 15 calendar days would not be inconsistent with the spirit and intent of section

22(e). Applicants state the SAI will identify those instances in a given year where, due to local

holidays, more than seven days will be needed to deliver redemption proceeds and will list such

holidays and the maximum number of days, but in no case more than 15 calendar days.

Applicants are only seeking relief from section 22(e) to the extent that the Foreign Funds effect

redemptions of Creation Units in-kind.

Sections 17(a)(1) and (2) of the Act

9.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("second-tier affiliate"), from

selling any security or other property to or acquiring any security or other property from the

company. Section 2(a)(3) of the Act defines "affiliated person" of another person to include (a)

any person directly or indirectly owning, controlling or holding with power to vote 5% or more

of the outstanding voting securities of the other person, and (c) any person directly or indirectly

controlling, controlled by or under common control with the other person. Section 2(a)(9) of the

Act defines control as the power to exercise a controlling influence over the management of

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[19]   Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

policies of a company. It also provides that a control relationship will be presumed where one person owns more than 25% of a company's voting securities. The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

10. Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons or second-tier affiliates of the Fund solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

11. Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from acquiring or redeeming Creation Units through in-kind transactions. Except as described in Section II.K.2 of the application, the Deposit Instruments and Redemption Instruments will be the same for each purchaser or redeemer regardless of the their identity. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions, regardless of size or number. Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Securities are valued for purposes of calculating NAV. Applicants submit that, by using the same standards for valuing Portfolio Securities as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions. Applicants

also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   The requested relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.   As long as a Fund operates in reliance on the order, the Shares of such Fund will be listed on an Exchange.

3.   No Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary